Mail Stop 0510

      January 27, 2005

via U.S. mail and facsimile

Mr. William J. Delgado
CEO and CFO
Global Digital Solutions, Inc.
10370 Old Placerville Road, Suite 107
Sacramento, CA  95827

	RE:	Form 10-KSB for the fiscal year ended June 30, 2004
		Form 10-QSB for the quarter ended September 30, 2004

		File No. 2-6361

Dear Mr. Delgado:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 2 - Properties, page 13

2. Please disclose how you are accounting for the sub-leased properties.

Item 3 - Legal Proceedings, pages 13-14

3. For each legal case described, please disclose the date the proceedings began. See Item 103(a)(2) of Regulation S-B.

4. Please disclose the name of the court or agency in which the Signal Engineering V. Pacific Comtel, Inc. proceeding is pending.
See Item 103(a)(1) of Regulation S-B.

Item 5 - Market for Corporation`s Common Equity and Related
Stockholder Matters, page 15

5. Please disclose your equity plan information in the format required by Item 201(d) of Regulation S-B.

Item 6 - Management`s Discussion and Analysis

Overview, page 18

6. Regarding the sales drop from $3.7 million for the year ended
June
30, 2003 to $1.5 million for the year ended June 30, 2004, please disclose what activity these sales are derived from.

Results of Operations, page 19

7. Please discuss the business reasons for the change between periods
in the depreciation and amortization line item.   In circumstances
where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for the year ended June 30, 2004 as compared to the year ended June 30, 2003 will look like. See Item 303(a)(3)
of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 19

8. Please disclose how you generated a cash flow surplus from operating activities in light of your operating losses incurred during the year.

9. Please disclose whether your projected expenditures of equipment of approximately $180,000 relates to the fiscal year ended June
30,
2004 or June 30, 2005.

Financial Statements

General

10. As noted on page 6, please disclose your agreement with Dominick
& Dominick as a note to the financial statements. In addition, please disclose how you are accounting for the associated warrants.

11. As noted on page 7, please disclose your agreement with Messrs.
Sullivan and Artigliere as a note to the financial statements. In addition, please disclose how you will account for the financing of at least $2 million and the return of approximately 14,100,000 common shares, assuming that the financing and return of shares happens.

Report of Independent Registered Certified Public Accountants, page
F-3

12. The audit report states that the financial statements for the year ended June 30, 2003 were audited by other auditors, whose audit report expressed an unqualified opinion. Please present the prior year`s audit report in the form 10-KSB for the year-ended June 30, 2004.

Consolidated Balance Sheet, page F-4

13. Please classify the long-term portion of your capital lease obligations as a non-current obligation under capital leases, as opposed to your current classification of `Notes Payable - long term.` See paragraph 13 of SFAS 13.

Note A - Summary of Accounting Policies

General

14. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Note B - Business Combinations and Corporate Restructure, page F-
15

15. Please disclose how you accounted for any direct costs resulting from the purchase of Pacific Comtel, Inc.

16. Regarding the reverse acquisition between Global and Creative, please disclose the amount of transaction costs incurred and how you accounted for these costs.

Note C - Property, Plant and Equipment, page F-18

17. Please disclose the range of useful lives for each category of property, plant and equipment you have presented. See paragraph
13
of APB 22.

Note F - Agreement with Factor, page F-19

18. Please disclose the gain or loss recognized from the sale of receivables, as well as the key assumptions used in measuring the fair value of the net accounts receivable balance due from the factor. See paragraphs 17(f)(2) and (3) of SFAS 140.

Note H - Related Party Transactions, page F-20

19. You disclose that you entered into employment agreements with officers, and refer to Note P for further information. However, the information related to employment agreements is presented in Note N -
Commitments and Contingencies. Please change the reference of Note P to Note N.

Note K - Stock Warrants, page F-20

20. You disclose that you granted 370,000 warrants to Pacific
Comtel
(page 6), 100,000 warrants to Dominick & Dominick (page 6), and 2,470,000 warrants in the Creative/Global merger (page F-17) for a total of 2,940,000 warrants granted. However, your disclosure in this note states that 2,570,000 warrants were granted. Please explain and revise your disclosure, if necessary. Please tell us who the recipients were, and the related amounts issued, of the
2,570,000
stock warrants granted during the fiscal year ended June 30, 2004.

Note N - Commitments and Contingencies, page F-23

21. Please disclose the year in which your non-cancelable operating leases expire.

22. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note O - Losses Per Common Share, page F-23

23. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted losses per share. See paragraphs 10 and 13 of SFAS 128.

24. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Item 9 - Directors and Executive Officers of the Corporation, page
25

25. Please disclose whether you have adopted a code of ethics. If you have not adopted a code of ethics, please disclose why you have not done so. See Item 406 of Regulation S-B.

26. You state that the Board of Directors is acting as the Audit
Committee. Please disclose if you have designated a person as a financial expert. See Item 401(e) of Regulation S-B.

Item 10 - Executive Compensation, page 27

27. Please disclose why compensation for years 2002 and 2003 is not applicable. See Item 402 of Regulation S-B.

28. Help us to understand how William Delgado`s 2004 salary of $36,156 is accurate, given the disclosure of the employment agreement at an annual salary of $200,000.

Item 14 - Principal Accountant Fees and Services, page 29

29. Please clarify how the aggregate audit fees and expenses for
2004
were zero.

30. Please disclose, under the caption Audit-Related Fees, the aggregate fees billed in each of the last two fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of your financial statements. Also, please describe the nature of the services comprising the fees disclosed under this category.

Certifications

31. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-KSB in its entirety.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004

General

32. Please address the above comments in your interim filings as well.

Note C - Capital Stock

33. Please disclose how you accounted for the 1,225,714 shares of common stock, as well as 1,225,714 common stock warrants, pursuant to your Convertible Note agreement. Please also include the related computations.

Management`s Discussion and Analysis

Costs and Expenses, and Interest Expense

34. You disclosed, under `Costs and Expenses,` that a lack of capital caused interest rates to increase from the three-month period ended
September 30, 2003 to the three-month period ended September 30, 2004. However, under `Interest Expense,` you disclosed that the decrease in interest expense was a result of lower average interest rates during the three-month period ended September 30, 2004 as compared to the three-month period ended September 30, 2003. Please clarify the apparent inconsistency between these two explanations. Please revise your disclosures accordingly.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. William J. Delgado
January 27, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE